As filed with the Securities and Exchange Commission on December 3, 2009
Registration No. 333-137856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
     ☑ Post-Effective Amendment No. 5
   (Check appropriate box or boxes)

PATRIOT CAPITAL FUNDING, INC.
(Exact Name of Registrant as Specified in Charter)
274 Riverside Avenue
Westport, CT 06880
(Address of Principal Executive Offices)
Telephone Number: (203) 429-2700
(Area Code and Telephone Number)
Richard P. Buckanavage
President and Chief Executive Officer
Patriot Capital Funding, Inc.
274 Riverside Avenue
Westport, CT 06880
(Name and Address of Agent for Service)

Copies to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., NW
Washington, DC 20004
Telephone: (202) 383-0100
Facsimile: (202) 637-3593
Approximate Date of Proposed Public Offering:
Not applicable

It is proposed that this filing will become effective (check appropriate box)
☑ when declared effective pursuant to section 8(c)

EXPLANATORY NOTE
DEREGISTRATION OF UNSOLD SECURITIES
     This Post-Effective Amendment relates to the Registration Statement on Form N-2, File No. 333-137856 (the “Registration Statement”), registering shares of common stock of Patriot Capital Funding, Inc. (the “Company”). On December 2, 2009, the Company merged with and into Prospect Capital Corporation, with Prospect Capital Corporation continuing as the surviving company in the merger. As a result, this Post-Effective Amendment is being filed solely to deregister any and all shares of the Company’s common stock previously registered under the Registration Statement that remain unsold.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on the 2nd day of December 2009.

PATRIOT CAPITAL FUNDING, INC.
By:	/s/ Richard P. Buckanavage
	Name:	Richard P. Buckanavage
	Title:	President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Richard P. Buckanavage Richard P. Buckanavage	President, Chief Executive Officer and Director (principal executive officer)	December 2, 2009

/s/ William E. Alvarez, Jr. William E. Alvarez, Jr.	Executive Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)	December 2, 2009

/s/ Timothy W. Hassler Timothy W. Hassler	Chief Investment Officer and Director	December 2, 2009

* Steven Drogin	Director	December 2, 2009

* Mel P. Melsheimer	Director	December 2, 2009

* Dennis C. O’Dowd	Director	December 2, 2009

* Richard A. Sebastiao	Director	December 2, 2009

*	Signed by Richard P. Buckanavage on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on October 6, 2006.